

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2010

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
Amendment No.7 to Registration Statement on Form S-1
Filed November 12, 2010
File No. 333-162084

Dear Mr. Gewerter:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information and Risk Factors, page 4

1.   Refer to prior comments 1 and 2. Your revised escrow arrangements do not appear to comply with Rule 419(b)(1)(ii). Please provide your analysis, as requested in our prior comments, that shows how you determined that Corporate Stock Transfer, Inc. rather than an insured depositary institution can act as escrow agent under Rule 419(b)(1)(ii). Refer to Part II.B.1 of Securities Act Release 33-6891 (April 17, 1991) and Part II.B. of Securities Act Release 33-6932 (April 13, 1992) in your response. Also, revise your disclosure throughout your registration statement and exhibits for consistency with the revised escrow arrangements.

Risk Factors, page 9

No assurance Mr. Sisk's shares will be sold…, page 12

2.   It appears you have not deleted the risk factor as you indicate in your response to prior comment 8. Also, you have not addressed the second sentence of that comment regarding the agreement pursuant to which Joshua Sisk has undertaken not to sell his shares for less than $0.02 per share; therefore we reissue the comment.

Financial Statements, page F-1

3.   Please update your financial statements to include unaudited financial statements for the period ended September 30, 2010 in accordance with Rule 8-08 of Regulation S-X.

Exhibit 16

4.   We note that your former auditor references to Item 11(i) of Form S-1/A rather than Item 11 of Form S-1/A in the first, third and fourth paragraphs of its letter. Please have Blackwing Group, LLC revise its letter filed as Exhibit 16 to refer to the correct Item number of Form S-1/A (i.e. "Item 11" of Form S-1/A). Please have this revised letter currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Harold Gewerter, Esq
OICco Acquisition I, Inc..
November 29, 2010
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                                Sincerely,

                                                Martin James
                                                Acting Assistant Director